December 8, 2006
VIA FACSIMILE AND OVERNIGHT COURIER
Mr. David Lyon
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Office 7
Washington, D.C. 20549-4561

RE:	St. Joseph Capital Corporation Schedule 14A Filed on November 22, 2006 File No. 0-50219
Dear Mr. Lyon:
     St. Joseph Capital Corporation (the “Company”) has today filed an amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement reflects the responses to the comments of the Staff contained in a letter, dated December 4, 2006, relating to the above-referenced filing (the “Filing”).
     Two copies of the amended Preliminary Proxy Statement, and two copies that are marked to show changes from the Filing, are enclosed for your convenience.
     Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the amended Preliminary Proxy Statement included with this letter.
     In accordance with the comments of the Staff contained in the Staff’s letter, on behalf of the Company, I acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

Securities and Exchange Commission
December 8, 2006

▪	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Proxy Statement Cover Page
1.	Please state the market price on the day prior to announcement here and in the summary discussion of the merger consideration.
1.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the cover page to the Preliminary Proxy Statement and page 6 of the Preliminary Proxy Statement.
2.	In the third paragraph and at similar disclosure please state the percentage of shares controlled by St. Joseph officers and directors, reconcile this information with that on page 45 and disclose the percentage of shares controlled by Old National.
2.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the cover page to the Preliminary Proxy Statement and pages 2, 10 and 14 of the Preliminary Proxy Statement.
Summary
3.	Please reorder the summary to place the items most material to a shareholders decision in the first few pages. For example, the information on pages 5-6 is less important to a voting decision than the disclosure on page 7 concerning the merger consideration, reasons for the merger, fairness opinion and taxation.
3.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 5 through 10 of the Preliminary Proxy Statement.
Interests of Certain Persons.... page 9
4.	Please change the heading to clarify that the “interests” are financial and the “certain persons” are officers and directors and move this section to appear within the first 2 pages of summary disclosure.
4.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the Table of Contents to the Preliminary Proxy Statement and pages 2, 6 through 7, 14, 18, 21, 34 and 42 of the Preliminary Proxy Statement.

Securities and Exchange Commission
December 8, 2006

5.	Replace “certain” with the name of each officer and director and quantify the potential compensation. For example, state the aggregate amount of each type of compensation. Also describe the material consequences to them of the various agreements referenced in the last two sentences of the first paragraph. We note, for example, that at least one of your officers and directors appears to continue with the acquiring company. Provide a more detailed discussion of the consequences of these agreements, with quantification, in the body of the text.
5.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 6 through 7 of the Preliminary Proxy Statement.
6.	Clarify the board seat and employment arrangements negotiated for St. Joseph’s management along with the other merger terms:
6.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 7 and 47 of the Preliminary Proxy Statement.
7.	Please briefly contrast the new agreements, discussed beginning on page 17, with the superseded agreements. If these are in addition to the above referenced agreements, also provide a discussion of these new agreements in detail with quantification, in the body of the text.
7.	The agreements discussed on page 17 are the same employment agreements described in greater detail on pages 44 through 45 of the Preliminary Proxy Statement. A discussion of the agreements has also been added in the summary section titled “Financial Interests of Directors and Officers in the Merger and Effect of the Merger on Employee Benefit Plans” on pages 6 through 7 of the Preliminary Proxy Statement.
Background of the Merger, page 17
8.	Clarify whether any price range or other material terms were included in the May/June 2006 indication of interest.
8.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 18 of the Preliminary Proxy Statement.
9.	Reconcile the apparent discrepancy over whether this unsolicited indication of interest came in May or June 2006.
9.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 19 of the Preliminary Proxy Statement.
10.	In the paragraph bridging pages 18 and 19 you reference three bids. Please indicate the principal terms and price of each of these three bids and, if different,

Securities and Exchange Commission
December 8, 2006

of the “initial proposal from Old National.” Also, clarify why the other expressions of interest were inferior to that of Old National.
10.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 20 of the Preliminary Proxy Statement.
11.	If Old National is the “third party that contacted St. Joseph with an unsolicited indication,” change the disclosure on page 17 to identify Old National. If not, revise the disclosure on page 19 to clarify the origin and date of the “initial Old National bid.”
11.	Old National was not the third party that initially contacted the Company in June, 2006. The Preliminary Proxy Statement has been revised to set forth the dates on which all three of the indications of interest were received. Please see page 20 of the Preliminary Proxy Statement.
12.	Clarify in the third full paragraph on page 19 the executive compensation issues negotiated.
12.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 20 through 21 of the Preliminary Proxy Statement.
13.	Please expand to disclose the negotiation process of the price and other material terms.
13.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 20 through 21 of the Preliminary Proxy Statement.
Opinion of St. Joseph’s Financial Advisor, page 21
14.	Please clarify that you have specifically identified all of the material information considered or revise to identify the items referenced in the last bullet on page 22 and the “financial and other factors” reference in the second sentence of the first full paragraph on page 22.
14.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 24 of the Preliminary Proxy Statement.
Comparable acquisition analysis, page 25
15.	We note that you only include the median information in the comparable company analysis at the top of page 26. Please include the average numbers, if not the minimum, maximum and average numbers.
15.	The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 27 through 28 of the Preliminary Proxy Statement.

Securities and Exchange Commission
December 8, 2006

16.	Please quantify the total estimated payment to Allen & Company referenced in the paragraph bridging pages 26 and 27.
16.	We assume that you are referring to the total estimated payment to Keefe Bruyette & Woods, Inc., St. Joseph’s financial advisor. The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 29 of the Preliminary Proxy Statement.
     Please do not hesitate to call me at (574) 273-9700 or Robert M. Fleetwood at (312) 629-7329 if you have any further questions or if we can be of further assistance.
Sincerely,
/s/ Mark E. Secor
Mark E. Secor,
Executive Vice President and
Chief Financial Officer
Enclosures

cc:	John W. Rosenthal, Sr. John E. Freechack, Esq. Robert M. Fleetwood, Esq.